Exhibit 99.1

Vermilion Enters into Voting Agreement Supporting the Definitive Arrangement Agreement between Verenex and the Libyan Investment Authority

CALGARY--(BUSINESS WIRE)--November 5, 2009--Vermilion Energy Trust (“Vermilion” or the “Trust”) (VET.UN - TSX) is pleased to announce that Verenex Energy Inc. (“Verenex") (VNX – TSX), in which Vermilion holds 18,760,540 common shares representing a 41.9% equity ownership position (38.0% on a fully diluted basis), has entered into a definitive arrangement agreement (the “Agreement”) with the Libyan Investment Authority (the “LIA”) pursuant to which the LIA, through a subsidiary, has agreed to acquire all of the Verenex shares issued and outstanding upon completion of the transaction at a price per share in cash equal to $7.09 plus an additional amount per share (the "Working Capital Amount" and, together with the $7.09 offer price, the "Cash Purchase Consideration") to be determined by the Board of Directors of Verenex and the LIA at the time of completion of the transaction based on the aggregate amount, if any, of positive net working capital in Verenex at such time (determined on a pro-forma basis in accordance with the provisions of the Agreement). It is a condition to the completion of the transaction that such pro-forma closing working capital amount not be negative. Based on preliminary estimates agreed to by the LIA, Verenex expects the Working Capital Amount to be a nominal amount of approximately $0.15 per share, assuming completion of the transaction in mid-December. The final determination of the Working Capital Amount is subject to a number of factors, primarily the period of time for completion of the transaction, the rate of ongoing expenditures (primarily general and administrative expenses) and closing costs.

Holders of Verenex in-the-money options and performance warrants who have properly elected in a manner acceptable to Verenex will surrender such options and performance warrants under the arrangement in exchange for a cash payment equal to the in-the-money amounts thereof determined with reference to the per share Cash Purchase Consideration being paid for the Verenex Shares.

An irrevocable letter of credit in the amount of $350 million, the aggregate purchase consideration payable by the LIA to acquire Verenex, has been deposited in escrow on behalf of the LIA as security for the availability of the aggregate purchase funds upon satisfaction or waiver of the conditions set out in the Agreement.

The transaction will be completed by way of plan of arrangement (the "Arrangement"), to be submitted to the holders of Verenex securities (Verenex shares, options and performance warrants) for approval at a meeting scheduled for December 11, 2009. In addition to the working capital condition mentioned above, the Arrangement is conditional upon, among other things, securityholder approval of 75% of the votes cast at the meeting, court and regulatory approvals and certain other customary conditions for an agreement of this nature. The parties have provided for a higher than normal voting approval threshold in lieu of granting dissent rights to shareholders. The LIA has represented in the Agreement that the Arrangement has received all necessary Libyan government approvals. The Agreement will be filed on SEDAR at www.sedar.com.

FirstEnergy Capital Corp. has provided the independent committee of the Verenex Board of Directors (the "Independent Committee") with its verbal opinion that, subject to review of final documentation, the consideration to be received by the shareholders of Verenex pursuant to the Arrangement is fair, from a financial point of view, to the Verenex shareholders.

The Arrangement is the result of a thorough process overseen by the Verenex Board of Directors to assess the strategic alternatives available to Verenex. After consulting with its financial and legal advisors and receiving the recommendation of the Independent Committee and the opinion from FirstEnergy Capital Corp. as to the fairness, from a financial point of view, of the consideration to be received by Verenex shareholders under the Arrangement, the Verenex Board of Directors has determined that the Arrangement represents the best alternative reasonably available to Verenex and its securityholders. In light of such available alternatives, the Verenex Board has determined the Arrangement is fair to the holders of Verenex securities and is in the best interests of Verenex and the holders of Verenex securities and has recommended securityholders approve the Arrangement. Subject to obtaining requisite court approval, Verenex expects to mail an information circular to securityholders on or about November 17, 2009, which circular will contain full details with respect to the proposed Arrangement.

All of the members of the Verenex Board, its executive officers and its major shareholder, Vermilion Resources Ltd. (representing in aggregate approximately 45.2% of the common shares on a fully diluted basis), have entered into voting support agreements pursuant to which they have agreed to vote their securities in favour of the Arrangement.

The LIA is a sovereign wealth fund established in 2006 by the General People's Committee of Libya to manage Libya's surplus oil revenues.

Verenex is a Canada-based, international oil and gas exploration and production company with a world-class discovered resource base and exploration portfolio in the Ghadames Basin in Libya.

About Vermilion

Vermilion adheres to a value creation strategy through the execution of asset optimization programs and strategic acquisitions, and focuses on the development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion also exposes its unitholders to significant upside opportunities through a combination of equity sponsorship in new ventures and managed participation in high impact projects. Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN.

FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements respecting the signing of an agreement for an arrangement of Verenex. These statements are based on current expectations and are subject to a number of risks and uncertainties, including obtaining all requisite court and regulatory approvals and other risks as discussed in the press release, that could materially affect timing for the completion of the proposed transaction and the final Working Capital Amount. Although Vermilion believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Vermilion can give no assurance that they will prove to be correct.

CONTACT:
Vermilion Energy Trust
Lorenzo Donadeo, President & CEO;
Curtis Hicks, Executive Vice President & CFO; or
Paul Beique, VP Capital Markets
TEL (403) 269-4884
investor_relations@vermilionenergy.com
www.vermilionenergy.com